

Mail Stop 3720

October 21, 2008

Via U.S. Mail and Fax
Mr. Stephen Hamilton
Vice President - Finance
Lighting Science Group Corp.
2100 McKinney Avenue
Suite 1555
Dallas, TX 75201

> **RE:** **Lighting Science Group Corp.**
> **Forms 10-K for the fiscal year ended December 31, 2007**
> **Filed March 31, 2008 and**
> **Forms 10-Q for the periods ended March 30, 2008 and June 30, 2008**
> **Filed May 14, 2008 and August 14, 2008, respectively**
> **File No. 0-20354**

Dear Mr. Hamilton:

      We have reviewed your supplemental response letter dated September 10, 2008 as well as your filing and have the following comments. As noted in our comment letter dated June 16, 2008, we have limited our review to your financial statements and related disclosures and do not intend to expand our review to other portions of your documents.

Form 10-K for the Fiscal Year Ended December 31, 2007

1. As noted in our letter dated August 21, 2008, paragraph 22 of SFAS 141 states that "the fair value of securities traded in the market is generally more clearly evident than the fair value of an acquired entity." Since a quoted market price existed for the common shares of LSGC, we believe the active market price of the shares of LSGC prior to the consummation of the reverse acquisition is the best determinant of the cost of the acquired entity. In your particular case, since you are accounting for the transaction as a reverse acquisition, it appears that the purchase price should be the total fair value of all the issued and outstanding shares of LSGC prior to the consummation of the reverse acquisition. Please revise or advise.

2. We note that on October 4, 2007, for accounting purposes, the business of LED Effects acquired LSGC. We also note that LED Holdings was a newly created entity and its only asset consisted of the $15 million cash contributed by the shareholders of

LED Holdings at the time of its formation on June 14, 2007; accordingly, it appears that LED Effects should be considered for accounting purposes the predecessor registrant for the period ending December 31, 2006 and through the stub period ending June 13, 2007. Subsequently, LED Holdings should be considered the successor registrant from June 14, 2007 through December 31, 2007. Therefore, it appears that you should include in your December 31, 2007 Form 10-K:

a. Audited balance sheet of LED Effects as of December 31, 2006;
b. Audited statements of operations and statements of cash flows of LED Effects for the years ended December 31, 2006;
c. Audited balance sheet LED Holdings as of December 31, 2007, which should reflect the impact of the application of purchase accounting to the acquisition of LSGC on October 4, 2007;
d. For the year ended December 31, 2007, you should also include:
    i.   Historical audited statements of operations and statements of cash flows of LED Effects for the period beginning January 1, 2007 through June 13, 2007; and
    ii. Historical audited statements of operations and statements of cash flows of LED Holdings for the period beginning June 14, 2007 to December 31, 2007, which should reflect the impact of the application of purchase accounting to the acquisitions of the business of LED Effects on June 14, 2007 and of LSGC on October 4, 2007.
e. In regards to the retroactively restated historical stockholders' equity, it appears you should include the following:
    i.   Audited statement of stockholders' equity of LED Effects for the year ended December 31, 2006 and for the interim period through June 13, 2007; and
    ii. Audited statement of stockholders' equity of LED Holdings for the period beginning on June 14, 2007 through December 31, 2007, retroactively reflecting the equivalent number of shares received in the reverse merger of October 4, 2007, after giving effect to any difference in par value of the issuer's and acquirer's stock with an offset to paid-in capital.

Forms 10-Q for the Quarterly Periods Ended March 31, 2008 and June 30, 2008

3. Please revise your Forms 10-Q for all required periods accordingly, or advise.

*   *   *   *

Please respond to these comments through correspondence over EDGAR within 10 business days or tell us when you will provide us with a response. You may contact Joe Cascarano, Staff Accountant, at (202) 551-3376 or Joe Kempf, Senior Staff, at (202) 551-3352 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 if you have any other questions.

Sincerely,

Larry Spirgel
Assistant Director